[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 4, 2014

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Suzanne Hayes

Re:	Moelis & Company
Registration Statement on Form S-1
Filed March 4, 2014
File No. 333-194306

Dear Ms. Hayes:

On behalf of our client, Moelis & Company, a Delaware corporation (the “Company”), we file herewith Amendment No. 3 to the above-referenced Registration Statement (the “Amended Registration Statement”) via the Securities and Exchange Commission (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated April 1, 2014 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses refer to page numbers in the Amended Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Securities and Exchange Commission

April 4, 2014

Market and Industry Data, page i

1.                                      Either here or in the summary, please restore the information explaining who you consider to be the other global independent investment banks.

Response:

The Company has revised the disclosure on page i of the Amended Registration Statement to restore the information explaining who the Company considers to be the other global independent investment banks.

Unaudited Pro Forma Condensed Combined Statement of Operations Year Ended December 31, 2013, page 48

2.                                      We note your disclosure in footnote (b) regarding the income tax adjustment. Please address the following:

•                                          Confirm to us that you will separately present the income tax effect of your reorganization separately from the income tax effect of the IPO. In this regard, we note that the 40% tax rate appears to be triggered by your reorganization into a corporation while the step up in basis of your assets appears to be related to the payout to the partners of Old Holdings from the proceeds of the IPO.

•                                          Confirm to us that the tax adjustment related to your reorganization discussed in the previous bullet will be the same adjustment reflected on page F-4.

•                                          Tell us whether the adjustment to be disclosed in footnote (b) is intended to reflect the final outstanding amount of pro forma taxes.

Response:

The Company confirms that:

•                                    The income tax effect of the reorganization will be separately presented from the income tax effect of the IPO.

•                                    The income tax provision included in the column labeled “As Adjusted Before Offering” on the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2013 will equal the Pro forma provision for income taxes included on page F-4 of the Amended Registration Statement.

•                                    The income tax provision presented in the column labeled “Moelis & Company Pro Forma” on the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2013 is intended to reflect the final pro forma provision for income taxes.

The Company has revised footnote (b) and added footnotes (a) and (e) on pages 48 and 50 of the Amended Registration Statement to reflect the items described above.

Securities and Exchange Commission

April 4, 2014

3.                                      Your disclosure on page 33 indicates that there may be variability in the number of Class A common shares and Class A partnership units issued in the reorganization. Therefore, please revise footnote (c) to clarify whether your pro forma presentation will reflect the issuance of Class A common shares or Class A partnership units. If you have assumed Class A common shares to be outstanding, provide footnote disclosure to show the impact on the presentation if the instruments issued were Class A partnership units. Conversely, if you have assumed Class A partnership units to be outstanding, discuss the impact on the pro forma presentation if you were to issue Class A common shares instead.

Response:

The number of shares of Class A common stock that will be issued as part of the reorganization has now been determined. The Company has revised footnote (c) on page 49 of the Amended Registration Statement to clarify the number of shares of Class A common stock that will be issued as part of the reorganization. Given that the amount is known, the Company respectfully advises the Staff that no incremental disclosure will be provided to show the impact on the presentation if the instruments issued were Group LP Class A partnership units.

4.                                      Please reconcile for us the shares you intend to be reflected as issued in your initial public offering to any shares intended to be reflected as outstanding pursuant to footnote (d). Please also confirm, if true, that your pro forma earnings per share disclosures will reflect the following:

•                                          You will separately present the impact on your earnings per share related to the reorganization separately from the initial public offering.

•                                          You will also separately present the weighted average shares outstanding due to the reorganization separately from the weighted average shares outstanding after the initial public offering.

Please similarly separate any other adjustment related to your reorganization separately from any adjustments presented related to the IPO.

Response:

The Company has revised its disclosure on page 50 of the Amended Registration Statement to include a reconciliation of the shares of Class A common stock issued in the IPO to the shares outstanding following the reorganization and the IPO.

Additionally, the Company confirms that:

•                                          Earnings per share related to the reorganization will be separately presented from earnings per share related to the IPO.

•                                          Weighted average shares outstanding due to the reorganization will be separately presented from weighted average shares outstanding due to the IPO.

The Company confirms that it has separated any other adjustments related to the reorganization separately from any adjustments related to the IPO.

Securities and Exchange Commission

April 4, 2014

Unaudited Pro Forma Condensed Combined Statement of Financial Condition as of December 31, 2013, page 50

5.                                      Please revise footnote (c) to disclose the amount of distribution you anticipate making to the partners of Old Holdings from the initial public offering proceeds.

Response:

The Company has revised the disclosure on page 52 of the Amended Registration Statement.

6.                                      We note the various disclosures contained in footnotes (b) through (e); however, it is unclear from these disclosures how you determined the amount of net adjustment to be disclosed for your additional paid in capital. Please revise your footnote disclosure to separately quantify and describe each component of this adjustment in enough detail for a reader to determine how the net adjustment was calculated. In this case, a tabular presentation of the various components of the adjustment may be helpful. Please similarly revise your footnote disclosures for any other adjustments presented in your pro forma presentation that reflect the impact of more than one item on a net basis.

Response:

The Company has revised the disclosure on pages 51 and 52 of the Amended Registration Statement.

Pro Forma Combined Statement of Operations Information (unaudited) (Note 4), page F-4

Unaudited Pro Forma Combined Statement of Operations Information, page F-15

7.                                      We note that you have reflected pro forma earnings per share based on unit holders to reflect the impact of the reorganization. Please clarify why you are not reflecting any Class A common shares outstanding as a result of the reorganization as a part of your pro forma earnings per share or any Class A partnership units.

Response:

The Company has revised the disclosure on page F-4 of the Amended Registration Statement to reflect the pro forma earnings per share related to the Class A common stock outstanding as a result of the reorganization.

Securities and Exchange Commission

April 4, 2014

8.                                      Please clarify how you have considered the option of the partner of Old Holdings to receive either Class A common shares or Class A partnership units in connection with the reorganization, as disclosed on page 33. Specifically, disclose which instrument you have assumed as issued in your pro forma presentation.

Response:

As noted in the response to comment 3 above, the number of shares of Class A common stock that will be issued as part of the reorganization has now been determined. The Company has revised the disclosure on page F-15 of the Amended Registration Statement.

9.                                      We note that your weighted average units outstanding (basic and diluted) and net income per unit (basic and diluted) are presented for vested units. Please present these disclosures for your unvested units so these combined amounts reconcile to your pro forma earnings per unit as presented on your combined statements of operations.

Response:

In Amendment No. 1 to the Company’s Registration Statement, pro forma earnings per unit were based on the current operating partnership’s capital structure, before the creation of its corporate parent. Since unvested unit holders were entitled to distributions, a two-class method was utilized in the calculation of earnings per unit.

In response to the Staff’s comment, the Company has revised the disclosure and the corporate parent of the current operating partnership will be presented as part of the reorganization. The presentation of earnings per share will be based on such corporation’s capital structure, which consists solely of 7,740,032 shares of Class A common stock at the time of the reorganization and 36,328,307 shares of Class B common stock. There are no participating securities in this corporation other than the Class B common stock, which are entitled to an immaterial amount of economic participation. Accordingly, a two-class method is no longer presented in the determination of earnings per share. In determining the amount of income attributable to the corporation, the Company has followed the contractual terms of the current operating partnership agreement and has also considered the applicable requirements of ASC 260.

The Company has revised the disclosure on page F-15 of the Amended Registration Statement.

10.                               We note that your pro forma net income per unit disclosure presents dividend distributions in the amount of $35,389 thousand. Please explain to us why these distributions exclude the tax distributions to parent for partners and other cash contributions from parent as presented on your combined statements of cash flows and combined statements of changes in parent company equity.

Response:

As noted in the response to comment 9 above, the Company respectfully advises the Staff that its question is no longer applicable based on the revised presentation of earnings per share.

Securities and Exchange Commission

April 4, 2014

*      *      *

Please do not hesitate to contact the undersigned at (212) 735-3050 or Richard Aftanas at (212) 735-4112 with any questions or comments regarding this letter.

Sincerely,

/s/ Joseph A. Coco
Joseph A. Coco

cc:                                Osamu R. Watanabe, Esq., General Counsel, Moelis & Company
Jay Clayton, Esq., Sullivan & Cromwell LLP
Glen T. Schleyer, Esq., Sullivan & Cromwell LLP